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EXHIBIT 12 WASHINGTON REAL ESTATE INVESTMENT TRUST

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

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
                                                                 Year ended December
                                                                          31,
                                                        2000            1999           1998
                                                        ----            ----           ----
Net earnings before loss (gain) on sale of real
estate                                                $ 41,572        $ 36,392       $ 34,300
Add back:
     Fixed charges                                      25,531          22,495         17,106
Deduct:
     Capitalized interest                                    0            (224)            (0)
Earnings available for fixed charges

and preferred dividends                               $ 67,103        $ 58,663       $ 51,406
Fixed Charges
     Interest expense                                 $ 25,531        $ 22,271       $ 17,106
     Capitalized interest                                    0             224              0
     Interest portion of rent expense                        0               0              0
Total fixed charges                                     25,531          22,495         17,106
Preferred dividends                                          0               0              0
Total fixed charges and preferred dividends           $ 25,531        $ 22,495       $ 17,106
Ratio of Earnings to Fixed Charges
and Preferred Dividends                                   2.63            2.61           3.01
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